NEWS RELEASE	ELD No. 12-03
TSX: ELD NYSE: EGO ASX: EAU	January 20, 2012

Eldorado Gold Announces Dividend Payment of CDN $0.09 per share

VANCOUVER - BC – On January 6, 2012, the Board of Directors of Eldorado Gold Corporation declared that the Company will pay an eligible dividend of CDN$0.09 per Common Share on February 14, 2012 (Vancouver time) to the holders of the Company’s outstanding Common Shares (held directly or indirectly through CHESS Depositary Interests (“CDIs”) as of the close of business on the record date of January 31, 2012 (Vancouver time).  The total amount of this dividend represents approximately $150 per ounce of gold sold by Eldorado in the last half of 2011.

Notice to CDI Holders

CDI holders’ entitlements to the dividend declared on the underlying Common Shares  will be converted to an Australian Dollar denominated equivalent amount as of the payment date for the common shares and paid  out to CDI holders as set out  below through Link Market Services Limited, our CDI Registry in Australia.  The key dates with respect to the dividend:

Last date for processing requests by CDI holders to convert CDIs into Common Shares before the record date for the dividend	24 January 2012 (Sydney time)
CDIs trade on the ASX on an ex-dividend basis	25 January 2012 (Sydney time)
Common Shares trade on the TSX on an ex-dividend basis	27 January 2012 (Vancouver time)
Record date for the dividend	31 January 2012 (Vancouver time)
1 February 2012 (Sydney time)
Processing recommences for requests by CDI holders to convert CDIs into Common Shares	2 February 2012 (Sydney time)
Common Share Dividend payment date	14 February 2012 (Vancouver time)
Payment of dividend to CDI holders by Link	15 February 2012 (Sydney time)

The dates set out above are based on the directors’ current expectations and may be subject to change. If any of the dates should change, the revised dates will be announced by press release and will be available from <www.eldoradogold.com>.  As required by Appendix 6A of the ASX listing rules for Australian income tax purposes, the dividend is unfranked and there is no amount of Conduit Foreign Income per security for this dividend payment.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF THE BOARD OF DIRECTORS OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

 Paul N. Wright

 President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the payment of Dividends.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the  integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the  costs of acquisition higher than anticipated; ability to complete acquisitions; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU)

Contact:

Nancy E.  Woo, VP, Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

           Website: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com